

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2011

Via E-Mail
Marcy Syms, Chief Executive Officer
Syms Corp
One Syms Way
Secaucus, NJ 07094

> Re: **Syms Corp**
> **Form 10-K for the Fiscal Year Ended February 27, 2010**
> **Filed May 13, 2010**
> **Form 10-K for the Fiscal Year Ended February 26, 2011**
> **Filed May 13, 2011**
> **File No. 001-08546**

Dear Ms. Syms:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 26, 2011 Filed on May 13, 2011

Management's Discussion and Analysis, page 12

Liquidity and Capital Resources, page 18

1. We note your response to comment six of our letter dated June 7, 2011. We also note the statement on page six of your Form 10-K regarding "trade credit from factors, vendors and service providers." In future filings where you discuss the sufficiency of your working capital, please further clarify in quantitative and qualitative terms the extent of your reliance on and availability of trade credit. Please provide draft disclosure.

Note 6 – Acquisition of Filene's Basement, Page F-14

2.   We reviewed your response to our prior comment nine. Your response did not address our comment in its entirety, thus the comment will be partially reissued.   Please provide us with the agreement(s) that memorialize Vornado's contribution of purchase price relating to (i) the termination of the Downtown Crossing lease ($16.8 million) as referred to in Section 8.7 of the asset purchase agreement and (ii) your intention to amend the leases for the Union Square and Paramus locations ($8.3 million).

3.   We note in your response to our prior comment nine that a third party valuation of all assumed leases was completed in conjunction with your purchase price allocation. Tell us how the fair values of the other assets acquired and liabilities assumed were determined and the methods used. In your response, also tell us how your inability to timely file your audited financial statements related to FB and your access to its records impacted your determination. We may have further comments upon reviewing your response.

Part III Information Incorporated By Reference in the Definitive Proxy Statement Filed June 24, 2011

Executive Compensation, page 11

4.   In responding to comment 13 of our letter dated February 23, 2011 and comment 3 of our letter dated April 21, 2011, you provided draft Compensation Discussion & Analysis disclosure regarding the how bonuses are determined and the operation of your compensation committee. Your response letters submitted on April 6, 2011 and May 5, 2011 indicate that you would provide similar disclosure in future filings. We are unable to locate any similar disclosure in your Form 10-K for the fiscal year ended February 26, 2011 and the Part III disclosures incorporated from your proxy statement filed on June 24, 2011. Please amend your Form 10-K for the fiscal year ended February 26, 2011 to provide the requested disclosure.

Form 8-K filed June 24, 2009

Exhibit 10.1

5.   We note the asset purchase agreement between FB (seller) and SYL LLC (buyer) dated June 18, 2009 refers to the assets transferred listed in Schedules 1.1(a) thru 1.1(d). Please provide us with such schedules. We may have further comments upon review of such schedules.

Questions may be directed to Raj Rajan at (202) 551-3388 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 for accounting and financial statement issues. Please contact Edwin S. Kim at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 for all other issues.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director